Exhibit 99.1

ZK International Group Co., Ltd. Granted Temporary Exception by Nasdaq Hearings Panel

WENZHOU, China, November 15, 2023 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), is pleased to announce that the Nasdaq Hearings Panel has granted the company a temporary exception, enabling it to regain compliance with The Nasdaq Stock Market LLC's ("Nasdaq") Listing Rule 5550(a)(2) (the "Bid Price Rule").

ZK International Group Co., Ltd. has represented to Nasdaq a comprehensive plan to restore compliance with the Bid Price Rule. The company will effect a reverse stock split, if necessary, to regain compliance by January 19, 2024 and described the actions it intends to take to be able to meet that timeline. The temporary exception extends until January 31, 2024, giving ZK International Group Co., Ltd. a clear timeline to meet these compliance milestones. ZK International Group Co., Ltd. shall effect a reverse stock split by January 5, 2024 and shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of $1 or more per share for a minimum of ten consecutive trading sessions, by January 19, 2024.

"We are appreciative of the Nasdaq Hearings Panel's decision to grant us this temporary exception," said Jiancong Huang, Chairman of ZK International Group Co., Ltd, "this decision provides us with a clear path to regain compliance with the Bid Price Rule and reaffirms our commitment to our shareholders, business partners, and the investment community."

The Nasdaq Hearings Panel advised ZK International Group Co., Ltd. that during the exception period, the company must promptly notify Nasdaq of any significant events that could impact its compliance with Nasdaq listing requirements. Failure to meet any of the terms outlined in this exception may result in the delisting of the company's securities from the Exchange.

ZK International Group Co., Ltd. is dedicated to maintaining transparency and meeting all regulatory requirements during this process. The company will work diligently to fulfill the conditions outlined by Nasdaq and, if necessary, request a review by the Nasdaq Listing and Hearing Review Council. ZK International Group Co., Ltd. is committed to the continued success and growth of the business and values its relationship with its stakeholders.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.